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WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL

(202) 274-2028	vcangelosi@luselaw.com

February 18, 2015

VIA EDGAR

Mr. Michael Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Poage Bankshares, Inc.

Registration Statement on Form S-1

Filed December 17, 2014

File No. 333-201027

Dear Mr. Clampitt:

On behalf of Poage Bankshares, Inc. (“Poage Bankshares”), we are hereby filing Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Pre-Effective Amendment”) in response to the Staff’s comment letter dated January 9, 2015. The Pre-Effective Amendment also reflects responses to comments on the prospectus received by Commonwealth Bank, F.S.B. from the Office of the Comptroller of the Currency with respect to its Application for Conversion on Form AC.

Registration Statement on Form S-1

Cover Page of Prospectus

1.	You disclose on the cover page that “[a]ll of the shares of common stock will be offered for sale at a price which will not be less than 85% of the daily average of the closing bid and ask prices of our common stock on the NASDAQ Capital Market….” Please tell us how you determined that this pricing structure satisfies Item 501(b)(3) of Regulation S-K, which requires disclosure of the offering price or the formula or method to be used to calculate the offering price. See Item 501(b)(3) of Regulation S-K and the item’s instructions.

Mr. Michael Clampitt

February 18, 2015

The disclosures on the cover page (sixth paragraph) and on pages 3 (first full paragraph), 23 (footnote 1) and 42 (sixth paragraph) of the prospectus have been revised in response to this comment.

Poage Bankshares hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Poage Bankshares may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Victor L. Cangelosi
Victor L. Cangelosi

cc:	David Lin, SEC
Gene Coffman, Jr., Poage Bankshares, Inc.
Michael Keeley, Esq.